ASX ANNOUNCEMENT: 08 March 2012

Open Briefing Title
Open Briefing interview with CEO Terry Stinson & CFO Keith Halliwell	Orbital Corporation Ltd 4 Whipple Street Balcatta Western Australia 6021

In this Open Briefing®, Terry and Keith discuss: [o] Revenue increase of 74 percent in first half [o] Increased Synerject sales and record Synerject half year result [o] Outlook for Consulting Services

Record of interview:

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Orbital Corporation Limited (ASX: OEC) reported NPAT of $0.10 million for the first half ended 31 December 2011, up from $0.03 million in the previous corresponding period, on revenue of $13.01 million, up 74 percent.  You expect a loss in the current second half and for the full year.  What assumptions underlie this forecast and how far away is a return to profit?

CEO Terry Stinson

The anticipated full year loss is due to a gap in our Consulting Services business order book.  While Consulting Services has some great prospects for new business that we expect to win soon, it will be difficult for us to fill the gap by the end of the year.  Filling the gap in the order book will get Consulting Services back on track, and assuming that our other businesses stay on track, we expect to return to profitability within this calendar year.

As we’ve mentioned in previous Open Briefings, Orbital’s plan is to create or acquire new Synerject type businesses and the team is delivering in line with this objective.  As the recently acquired new businesses come on track, and new business streams are added, Orbital will be less exposed to the normal fluctuations in our Consulting Services business.

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Revenue growth was driven by the Alternative Fuels business, which booked revenue of $7.03 million, up from $2.72 million.  To what extent did this reflect contributions from Sprint Gas Australia, in which Orbital acquired a 55 percent stake in May 2011, and from sales of the Liquid LPG system (Liquid LPi) which you’re supplying to the EcoLPi Ford Falcon launched during the half?

CFO Keith Halliwell

Sprint Gas contributed approximately $3.00 million of the revenue increase, with the balance being from Orbital Autogas Systems (OAS) due to the EcoLPi Falcon launch and increased LPG aftermarket sales, including sales of our new Liquid LPi aftermarket products.  Assuming no change in market conditions we anticipate increased sales in our Alternative Fuels business in the second half as typically the second half is the stronger half for LPG sales.

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Alternative Fuels booked EBIT of $0.14 million, versus a loss of $0.40 million in the previous corresponding period.  To what extent are costs fixed in this business?  What is the outlook for earnings?

CFO Keith Halliwell

We’re pleased that both OAS and Sprint Gas were profitable in the first half given the tough LPG retrofit market, where volumes are under pressure.  It’s uncertain how the LPG market will move in the second half but as I said earlier, we expect to see increased revenue, and therefore an improved bottom line: there aren’t too many overhead costs in these businesses that aren’t fixed.

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Consulting Services booked an EBIT loss of $0.89 million, including a $0.5 million provision for doubtful debts, on revenue of $5.37 million.  This compares with a breakeven result on revenue of $4.20 million in the previous corresponding period.  In light of the fact that the business has historically booked profits when revenue has been at or above the $10 million pa level, what were the reasons for the first half loss?  Does this indicate a structural change in the business or its markets?

CEO Terry Stinson

The exchange rate was a significant factor in the first half loss.  In these markets we compete in US dollars, so the strong Aussie dollar made it difficult to win engineering projects from foreign customers.  In order to be competitive we have to cut our rates and our margins, so our projects are less profitable.  Even so, we’ve won new business in the US market, especially in defence, where our unique FlexDI technology allows Orbital to command a higher margin.  For previously strong Consulting Services markets like China and India, it has been difficult for us to win orders against US and European competitors who have also localised operations in Asia.

There has also been a structural change in the Consulting Services business.  We’ve narrowed our focus to concentrate on strategic projects, projects that can lead to new Orbital products and businesses like Synerject with regular and recurring revenues, for example the Liquid LPi products sold to Ford and the aftermarket from our OAS business.  For some of these strategic projects our margins are a bit skinnier and we’re also investing some of our own money in some projects with the longer term aim of building new businesses.

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The Consulting Services order book stood at $1.3 million as at 31 December, down from $3.9 million six months earlier.  Can the business be profitable at the current Australian dollar exchange rate of US$1.07?

CEO Terry Stinson

As I mentioned, the exchange rate is certainly a very significant factor.  Traditionally, a large portion of our business has been in large, overseas projects whose pricing is significantly affected by the exchange rate and are therefore now much harder to win.  Thankfully, in the markets where we have a unique technology advantage, we can still command a reasonable margin.  This is unfortunately not so for all projects and we need to keep the order book full to insure that our costs are covered.  Our focus on acquiring domestic engineering contracts also helps to lesson our exposure to exchange rate fluctuations.  The LNG systems work here in Australia should remain profitable as we’re working in local currency.  We’re also working to expand our Mining Services business in Western Australia; progress has been slow, but we’re steadily increasing our presence in this market.

We believe the business can be profitable at the current exchange rate but we’ll have to target more domestic business and a higher level of work based on our core patented technologies.  We’re currently working to win a number of significant orders that fit into this category.

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Synerject, Orbital’s 42 percent owned associate, made a $2.15 million equity contribution to earnings in the first half, up from $1.47 million in the previous corresponding period.  Synerject’s US dollar NPAT was up 65 percent to US$5.06 million.  However, you expect a reduced contribution in the current second half due to the timing of customer build schedules.  When do you expect a return to earnings growth and what will be the drivers?

CFO Keith Halliwell

We’re very pleased to report that Synerject achieved record revenue and earnings in the half year.  Synerject now has a 31 December year end, and we expect that on a calendar year basis it will continue to grow both top line and profit.  Our equity accounted Synerject result will reflect that continuing growth over time.

Synerject’s customer build plans have seen a shift in demand to the second half of the calendar year which will affect our next reporting period.  However, we’ll see continuing growth on an annualised basis out of Synerject, even if its contribution in the current six months is lower than in the December 2011 half.

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Royalty and Licence EBIT was $0.22 million in the first half, down from $0.27 million in the previous corresponding period.  Revenue was $0.44 million, down from $0.46 million, with volumes reducing marginally.  What is the outlook for demand in your core US and European markets and when do you expect demand from emerging markets to make a more material contribution?

CFO Keith Halliwell

Most of our royalties are earned in the outboard engine segment, where we’ve seen only minimal recovery since the onset of the GFC.  The future of those earnings will be dependent on increased discretionary spending, particularly in the US, and we’re now seeing signs of recovery in this market.

We’re not investing significantly in this business segment, in either our traditional markets or in emerging markets.  However, we expect to see growth in emerging markets, such as China and India, improving the Synerject business.  The Chinese and Indian motorcycle markets have huge potential for Synerject, which has a number of investment initiatives in place to take advantage of that potential.  We’re anticipating that proposed emissions legislation in both markets will open up longer term opportunities.

Open Briefing® | Company Name | 08 March 2012

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Orbital booked net operating cash outflow of $3.73 million in the first half, versus outflow of $0.48 million in the previous corresponding period.  This reflected a $2.60 million rise in working capital, primarily due to an increase in inventory to support supply to Ford for the EcoLPi.  What is the outlook for cash flow for the full year will you need to maintain relatively high levels of working capital?

CFO Keith Halliwell

The increase in inventory specifically related to the EcoLPi launch.  Improved capital management and asset turnover is important for us, and we look for a reduction in working capital as we get to more regular buying and selling patterns in the new businesses.  However, our cash flows will also be affected by the reduced Consulting Services order book and the resulting lower consulting fee income in the second half, so we’ll be particularly focused on cash management during this time.

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As at 31 December 2011, cash and equivalents stood at $5.36 million, down from $6.87 million six months earlier.  In light of first half cash flow, can you comment on the adequacy of this cash for the foreseeable needs of the business?

CEO Terry Stinson

As Keith just mentioned, we’ve invested significantly in our new business streams and these new businesses require working capital.  We’ve also invested in research and development as a part of ongoing new business creation.  Based on the consulting business winning expected new projects, continued sales of the EcoLPi to Ford, and the Sprint Gas business going forward as projected, we expect cash flow to be tight but still adequate to meet the ongoing requirements.

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With Consulting Services under pressure and the Australian dollar remaining strong, what are the short to medium term growth options for Orbital?

CEO Terry Stinson

We remain focused on our core business strategy, particularly in alternative fuels.  My primary goal for Orbital’s Consulting Services business is to create new ideas and products that can evolve into new revenue streams, similar to Synerject.  The consulting business’s creativity, engineering expertise and experience are the jewel in the crown for Orbital.  The plan is to maintain consulting at a level that will be cash neutral, while also fulfilling our strategic objective of growing based on the development of new and innovative products, like EcoLPi for Ford and specialty engine systems for companies like AAI Textron.

Alternative fuel is where we will grow short to medium term and where we have found a competitive niche.  OAS and Sprint Gas are contributing and we expect more growth in the LPG market for Orbital, even in a market that is at a historical low point.  The LPG market is cyclical and there may be some short term upside given recent crude oil price increases.  Longer term we see upside in Sprint Gas because of its dominant position in the market: we bought into the business at the right time.  Other players in the industry are struggling and we’ve been able to capture market share.

Another alternative fuel initiative is with natural gas, specifically liquefied natural gas (LNG), where we continue our fleet evaluation project with Toll Mining Resources.  This project, and Orbital’s technology have significant upside potential, however realising this will take time.  With success, LNG would provide medium to long term growth potential, first here in Australia and potentially in the US and Europe.  Given the investor support of companies like Westport Innovations in Canada, we believe that LNG is where transport fuel is going to grow and that we can fill that space in Australia.  If we do a good job on the project with Toll and meet the cost and emission reduction expectations of the client, we think there is potential for significant growth.

Our biggest consulting projects at present are in support of the unmanned aerial systems (UAS) markets.  This is primarily for the US but has potential for international growth.  These projects go beyond Orbital’s traditional fuel system and engine management systems products: we’re designing, developing and integrating full engine systems for unmanned aerial surveillance vehicle applications.  There is short and medium term growth potential in this market, and with success, this could be a significant long term niche market for Orbital.

We’ve also started to diversify into consulting engineering for the mining services segment in Australia, where we’ve won some small projects from the major miners.  We’re hopeful that once we earn our stripes, this can be a significant growth market for us.  This growth opportunity is longer term and has the potential to be a combination of products and services.

Lastly but probably most significantly, we see Synerject as an ongoing contributor to our longer term growth.  Synerject continues to perform above expectation and we expect short and long term growth from this investment, albeit at the equity accounted level.

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Thank you Terry and Keith.

For more information about Orbital, please visit www.orbitalcorp.com.au or call Terry Stinson on (+61 8) 9441 2311.

For previous Open Briefings by Orbital, or to receive future Open Briefings by email, please visit openbriefing.com

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Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

Open Briefing® | Orbital Corporation Limited | 08 March 2012

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